Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                   Jonathan M. Nugent (Investors)
tel: (905) 569-9065   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Third Quarter 2001 Results

Toronto, Ontario (October 3, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), a developer of proprietary immune modulation therapies for the treatment of cardiovascular, autoimmune, and other inflammatory diseases, today reported the results of operations for the third quarter of 2001. Comparative figures relate to the three-month period ended August 31, 2001, and to the three-month period ended August 31, 2000, unless otherwise noted. All amounts are in Canadian dollars.

Financial Results

For the third quarter, the Company recorded a loss of $3.5 million, or $0.08 per share, compared to a loss of $2.2 million, or $0.05 per share, the year prior. The loss for the nine months ended August 31, 2001, was $10.3 million, or $0.23 per share, compared to a loss of $7.0 million, or $0.17 per share, for the same period in 2000. The increased loss resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by higher investment income.

Research and development expenditures totaled $2.4 million in the third quarter of 2001, compared to $1.7 million in fiscal 2000. For the nine months ended August 31, research and development expenditures totaled $6.7 million for 2001, compared to $4.6 million for 2000. The rise in R&D spending primarily reflects the costs associated with the Company's expanded clinical trial activity and higher costs associated with the Company's growing intellectual property portfolio.

General and administration expenditures in the third quarter of 2001 totaled $1.7 million, versus $1.1 million in 2000. For the nine months ended August 31, general and administration expenditures totaled $5.3 million for 2001, compared to $3.2 million in 2000. These increases relate to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, these increases are related to higher expenditures resulting from increased employee and infrastructure requirements to support both research and corporate activities.

Investment income totaled $0.6 million in the third quarter of 2001, compared with $0.6 million in 2000. For the nine months ended August 31, investment income totaled $1.7 million in 2001, compared to $0.8 million in 2000. Investment income was higher in 2001, compared to the prior year, due to larger cash and marketable securities balances, which resulted from financings during 2000.

Cash, cash equivalents, and marketable securities held to maturity totaled $31.6 million, versus $41.6 million at year-end. During the third quarter of 2001, Vasogen received proceeds of $0.1 million from the exercise of options and warrants, compared to $0.5 million in 2000. For the nine months ended August 31, 2001, Vasogen


                                    - more -

                                                      ...page 2, October 3, 2001

received proceeds of $0.2 million from the exercise of options and warrants, compared to $7.1 million for the comparable period in 2000. The total number of common shares outstanding at the end of the third quarter 2001 increased to 44.9 million from 44.7 million at year-end, and from 43.7 million at the end of the third quarter 2000.

An expanded Management's Discussion & Analysis for the quarter may be accessed through Vasogen's web site at www.vasogen.com.

Highlights

Vasogen received U.S. Food and Drug Administration (FDA) approval to initiate a pivotal, randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with peripheral arterial disease. The pivotal trial will enroll up to 500 patients with peripheral arterial disease
(PAD) at medical centers throughout the U.S. and Canada and is designed to support regulatory approval and marketing. The lead investigator for the trial is Dr. Jeffrey Olin, Director of The Heart and Vascular Institute, Morristown, New Jersey. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine, having most recently served as Chairman of the Department of Vascular Medicine at The Cleveland Clinic Foundation. Dr. Olin has been the lead investigator for numerous clinical trials and is past-President of the Society for Vascular Medicine and Biology. He is an Associate Editor of the scientific journal, Vascular Medicine, the author of over 130 scientific publications and book chapters, and both author and editor of one of the most respected books about vascular disease, entitled "Peripheral Vascular Diseases."

Peripheral arterial disease is a serious condition resulting from atherosclerosis and affects more than 20 million people in North America and Europe, with resulting health expenditures estimated to exceed $12 billion annually. Results from Vasogen's double-blind, placebo-controlled clinical trial in PAD, conducted at two leading centers in the U.K., were the subject of an oral presentation at the Annual Meeting of the European Society for Vascular Surgery in Switzerland on September 29th.

The Company reached full enrollment in its double-blind, placebo-controlled clinical trial in chronic congestive heart failure (CHF), a progressive and often fatal cardiac condition affecting millions of people in North America. The 60-patient trial, which is designed to investigate the impact of Vasogen's immune modulation therapy on the pathological processes involved in CHF, enrolled patients with Class III/IV heart failure at four leading cardiac centers in North America: Baylor College of Medicine and the Texas Heart Institute, under the direction of Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure; and at l'Hopital Notre-Dame du CHUM, under the direction of Dr. Francois Sestier, Professor of Cardiology, Department of Medicine and Nutrition, University of Montreal. Chronic CHF is a progressive and often fatal cardiac condition that affects more than 11 million people in North America and Europe, and the costs of treating this disease exceed $20 billion per year in the U.S. alone. The CHF trial is scheduled to report results in the first quarter of 2002.

The Company's clinical program in psoriasis has also reached full enrollment. The multi-center clinical trial, designed to study the impact of optimized dosing schedules and to provide further information supporting the efficacy of Vasogen's immune modulation therapy, has enrolled over 100 patients with moderate to severe psoriasis. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Vasogen's immune modulation therapy is designed to target disease-causing processes in psoriasis by safely modulating the immune responses that lead to destructive inflammation.

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

                                                      ...page 3, October 3, 2001

Psoriasis, which occurs in up to two percent of the population, is one of the most common dermatological diseases, with annual treatment costs in the U.S. exceeding $3 billion. The psoriasis trial is on schedule to be completed by year-end, with results available in the first quarter of 2002.

Vasogen's preclinical research programs continue to evaluate new disease targets, with a particular focus on the area of neuroinflammatory disease. Unpublished results from this research have been selected for presentation at the 31st Annual Meeting of the Society for Neuroscience, which attracts over 25,000 attendees each year, to be held in San Diego, California, in November.

To support the Company's proprietary position in the markets for immune modulation therapy, Vasogen continues to extend its intellectual property position. During the quarter, the Company was issued two additional patents by the U.S. Patent and Trademark Office. U.S. Patent 6,258,357, entitled "Inhibition of Graft-versus-Host Disease," broadly protects the application of Vasogen's platform technology for the prevention of graft-versus-host disease. U.S. Patent 6,264,646, entitled "Method for Preventing and Reversing Atherosclerosis," broadly protects the use of Vasogen's technology in the prevention and reduction of atherosclerosis. Vasogen now has over 40 patents and patents pending in major jurisdictions throughout the world, covering a broad range of clinical applications for immune modulation therapy.

With the Company now in late-stage development with its lead clinical indication, and preparing to enter into strategic alliances, Vasogen announced the appointment of Michael J. Martin to the position of Vice-President of Marketing. Mr. Martin has over 15 years' experience in the development, launch, and marketing of a number of novel immunological agents for the treatment of cancer, cardiovascular disease, and autoimmune disease. He most recently held the position of Global Business Director, Immunology and Oncology, for BASF Pharma (Knoll Pharmaceuticals). Mr. Martin was responsible for Knoll's worldwide immunology and oncology business (recently acquired by Abbott Laboratories), where he directed the marketing aspects of multiple products in all phases of clinical development, including the development of D2E7, a novel anti-TNF immune modulation therapy for the treatment of rheumatoid arthritis and other autoimmune disorders. Prior to joining BASF, Mr. Martin held senior sales and marketing positions at Hoffmann-La Roche, including Product Director, Cardiovascular Marketing. In his role as V.P. of Marketing, Mr. Martin is responsible for marketing, reimbursement, and product launch activities for Vasogen's immune modulation therapy, in collaboration with strategic partners.

A quarterly conference call will be conducted on Wednesday, October 3, 2001 at 4:10 p.m. Eastern Time. The conference may be accessed by calling 416-640-4127 or 1-888-881-4892 ten minutes prior to the call. An audio webcast of the event will also be available at www.vasogen.com.

               Vasogen is focused on developing immune modulation
                 therapies for the treatment of cardiovascular,
                  autoimmune and related inflammatory diseases.
               These therapies are designed to target fundamental
          disease-causing events, providing safe, effective treatment.

Statements contained in this press release, and in the upcoming conference call, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                       ###

                             Financial Tables Below

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

=========================================================================================================================
                                                                               August 31,         November 30,
                                                                                     2001                 2000
-------------------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                                               $        930         $      2,327
     Marketable securities                                                         26,830               27,999
     Prepaid expenses and other receivables                                         1,633                1,177
     --------------------------------------------------------------------------------------------------------------------
                                                                                   29,393               31,503

Marketable securities                                                               3,827               11,313

Capital assets                                                                        576                  432
Less accumulated amortization                                                         246                  180
-------------------------------------------------------------------------------------------------------------------------
                                                                                      330                  252

Acquired technology                                                                 4,081                4,081
Less accumulated amortization                                                       2,499                2,309
-------------------------------------------------------------------------------------------------------------------------
                                                                                    1,582                1,772

-------------------------------------------------------------------------------------------------------------------------
                                                                             $     35,132         $     44,840
=========================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable and accrued liabilities                                $      1,670         $      1,326

Shareholders' equity:
     Share capital (note 2)                                                        91,022               90,785
     Deficit accumulated during the development stage                             (57,560)             (47,271)
     --------------------------------------------------------------------------------------------------------------------
                                                                                   33,462               43,514
-------------------------------------------------------------------------------------------------------------------------
                                                                             $     35,132         $     44,840
=========================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars except per share amounts)


=========================================================================================================================
                                               Three months ended August 31,      Nine months ended August 31,
-------------------------------------------------------------------------------------------------------------------------
                                                  2001             2000              2001             2000
-------------------------------------------------------------------------------------------------------------------------
                                                        (Unaudited)                      (Unaudited)
Expenses:
     Research and development                  $     2,441      $     1,696       $     6,689      $     4,556
     General and administration                      1,699            1,102             5,282            3,233
-------------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                          (4,140)          (2,798)          (11,971)          (7,789)

Investment income                                      644              604             1,682              801
-------------------------------------------------------------------------------------------------------------------------

Loss for the period                                 (3,496)          (2,194)          (10,289)          (6,988)

Deficit, beginning of period                       (54,064)         (42,104)          (47,271)         (37,310)

-------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $   (57,560)     $   (44,298)      $   (57,560)     $   (44,298)
=========================================================================================================================

Basic and diluted loss per share               $    (0.08)      $     (0.05)      $    (0.23)      $      (0.17)
=========================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

=========================================================================================================================
                                               Three months ended August 31,      Nine months ended August 31,
                                                   2001             2000              2001             2000
-------------------------------------------------------------------------------------------------------------------------
                                                        (Unaudited)                        (Unaudited)
Cash provided by (used in):

Operations:
     Loss for the period                        $   (3,496)     $    (2,194)       $  (10,289)     $    (6,988)
     Items not involving cash:
         Amortization of capital assets
           and acquired technology                      88               82               256              241
         Common shares issued for
           services                                      -                -                 -              233
         Foreign exchange                                -               22                 1               (6)
     Change in non-cash working capital               (155)             700              (112)            (678)
-------------------------------------------------------------------------------------------------------------------------
                                                    (3,563)          (1,390)          (10,144)          (7,198)

Financing:
     Shares issued for cash                              -           20,125                 -           35,650
     Warrants exercised for cash                         -              417                69            5,169
     Options exercised for cash                         63               97               168            1,946
     Share issue costs                                   -           (1,570)                -           (1,798)
-------------------------------------------------------------------------------------------------------------------------
                                                        63           19,069               237           40,967

Investments:
     Increase in capital assets                       (121)             (36)             (144)            (103)
     Increase in acquired technology                     -                -                 -                -
     Purchases of marketable securities               (644)         (19,482)           (1,698)         (34,623)
     Maturities of marketable securities             4,153              829            10,353            2,375
-------------------------------------------------------------------------------------------------------------------------
                                                     3,388          (18,689)            8,511          (32,351)

Foreign exchange gain on cash held
   in foreign currency                                   -              (22)               (1)               6
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                                   (112)          (1,032)           (1,397)           1,424

Cash and cash equivalents,
   beginning of period                               1,042            3,487             2,327            1,031

-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                $      930      $     2,455        $      930      $     2,455
=========================================================================================================================

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Unaudited, In thousands of Canadian dollars)

Three-month and nine-month periods ended August 31, 2001 and 2000

================================================================================

Since December 1, 1987, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease. The Company has not had any commercial operations since inception. The operations of the Company are not subject to any seasonal or cyclical factors.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2000.

1.   Significant accounting policies:

     These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the Company's adoption, effective December 1, 2000, of The Canadian Institute of Chartered Accountants' Accounting Guideline 11, "Enterprises in the Development Stage." Accounting Guideline 11 provides guidance on recognition, measurement, presentation, and disclosure by enterprises in the development stage and requires certain specific disclosures needed for fair presentation of financial position, operating results and cash flows, as well as other disclosures that help users to evaluate their performance. There are no current period adjustments or retroactive adjustments required to these interim consolidation financial statements resulting from the Company adopting Accounting Guideline 11 because the Company had not previously deferred pre-operating costs or development costs. In its annual consolidated financial statements for the year ending November 30, 2001, the Company will provide additional disclosures required under Accounting guideline 11.

2.   Share capital:

================================================================================
                                      August 31,         November 30,
                                            2001                 2000
--------------------------------------------------------------------------------

       Common shares                  44,893,148           44,741,697
       Options                         1,758,379            1,480,300
       Warrants                          310,000              342,500
================================================================================

     As at August 31, 2001, 416,062 employment options and warrants were available for grant.

3.   Segmented information:

     The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.


                                       ###

                      Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

OVERVIEW
Vasogen is engaged in the research and commercial development of immune modulation therapies for the treatment of cardiovascular, autoimmune, and related inflammatory diseases. Since Vasogen's inception, the Company has devoted substantially all its resources to conducting research and clinical development programs designed to support regulatory approvals. Vasogen's lead clinical program, now in the pivotal stage of clinical development, focuses on applying the Company's proprietary immune modulation therapy to the treatment of peripheral arterial disease. Vasogen's immune modulation therapy is also in clinical trials for a number of other indications characterized by inflammation and immune system dysfunction, including psoriasis, congestive heart failure, ischemia/reperfusion injury, chronic lymphocytic leukemia, and graft-versus-host disease. In collaboration with international researchers, Vasogen is also conducting preclinical research programs aimed at developing immune modulation therapies for the treatment of neuroinflammatory diseases.

RESULTS OF OPERATIONS
Research and Development
Research and development expenditures totaled $2.4 million in the third quarter of 2001, compared to $1.7 million for the same period the year prior. For the nine months ended August 31, research and development expenditures totaled $6.7 million for 2001, compared to $4.6 million in 2000. The increase in spending primarily reflects costs to support Vasogen's expanded clinical development activity and higher costs associated with the Company's growing intellectual property portfolio.

During the third quarter, Vasogen received U.S. Food and Drug Administration
(FDA) approval to initiate a pivotal, randomized, double-blind, placebo-controlled clinical trial of its immune modulation therapy in patients with peripheral arterial disease. Vasogen also completed patient enrollment in its clinical trials in chronic congestive heart failure and psoriasis. The results of these studies are expected to be reported in the first quarter of 2002. The costs to support the Company's expanding clinical development programs, including site costs, additional employees required to support these programs, and technology costs, have increased by $0.3 million in the third quarter of 2001 and by $1.0 million for the nine months ended August 31, 2001, compared to the same periods in 2000. More details on Vasogen's clinical development programs can be found in the Company's 2000 Annual Report, its Annual Information Form, and on its website.

Vasogen's preclinical research programs continue to evaluate new disease targets for clinical development. Unpublished results from this research have been selected for presentation at the 31st Annual Meeting of the Society for Neuroscience, to be held in San Diego, California, in November.

The Company's scientific developments have resulted in the filing of 13 patent applications during the first nine months of 2001. The significant growth in Vasogen's patent portfolio has resulted in associated costs increasing by $0.3 million in the third quarter of 2001 and by $0.7 million for the nine months ended August 31, 2001, compared to the same periods in 2000.

General and Administration
General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services such as legal, audit, tax, investor relations, and market research. These expenses also include infrastructure costs, such as facilities and information technology to support both corporate and research activities, as well as costs involved in corporate stewardship.

General and administration expenditures totaled $1.7 million in the quarter, compared to $1.1 million a year ago. For the nine months ended August 31, 2001, general and administration expenditures totaled $5.3 million, compared to $3.2 million for the same period in 2000.

These increases relate to the internal growth necessary to support advancing the commercial development of the Company's immune modulation therapy. Specifically, these increases are related to higher general and administration expenditures resulting from increased employee and infrastructure requirements to support both research and corporate activities. In this area, salary expense increased by $0.3 million in the third quarter of 2001 and by $0.8 million for the nine months ended August 31, 2001, compared to the same periods in 2000. Other infrastructure expenditures including those for facilities, information technology, and employee-related expenses increased by $0.2 million in the third quarter of 2001 and by $0.6 million for the nine months ended August 31, 2001, compared to the same periods in 2000. In addition, there were higher expenses related to corporate development activities primarily associated with the Company's expanding shareholder base. These costs increased by $0.1 million in the third quarter of 2001 and by $0.4 million for the nine months ended August 31, 2001, compared to the same periods in 2000.

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

Investment Income
Investment income totaled $0.6 million in the third quarter of 2001, and the total for the third quarter of 2000 was $0.6 million. For the nine months ended August 31, 2001, investment income totaled $1.7 million, compared to $0.8 million for the same period in 2000. Investment income was higher in 2001, compared to the prior year, due to larger cash and marketable securities balances, which resulted from financings during 2000 that raised net proceeds of $33.9 million.

Loss
The loss for the quarter totaled $3.5 million, or $0.08 per share, compared to a loss of $2.2 million, or $0.05 per share, in 2000. The loss for the nine months ended August 31, 2001 was $10.3 million, or $0.23 per share, compared to $7.0 million, or $0.17 per share, for the comparable period in 2000. As discussed above, the increased loss in both periods resulted mainly from higher costs associated with the expansion of research and development activities and the corporate costs associated with supporting these activities. These increases were partially offset by a higher level of investment income.

There are no seasonal or cyclical factors that have a material effect on the Company's operating results.

LIQUIDITY AND CAPITAL RESOURCES
Since inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

There were no financings in the first three quarters of 2001, whereas during the nine months ended August 31, 2000, the Company received net proceeds of $33.9 million from two separate financings.

During the third quarter of 2001, Vasogen received proceeds of $0.1 million from the exercise of options and warrants, compared to $0.5 million during the same period of 2000. For the nine months ended August 31, 2001, Vasogen received proceeds of $0.2 million from the exercise of options and warrants, compared to $7.1 million for the same period in 2000. The total number of common shares outstanding at the end of the third quarter 2001 increased to 44.9 million from
44.7 million at year-end, and from 43.7 million at the end of the third quarter in 2000.

At August 31, 2001, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $31.6 million, compared to $41.6 million at year-end. The Company invests these funds in liquid, highly rated government and corporate debt instruments.

The Company's net cash used in operating activities during the third quarter of 2001 was $3.6 million, compared to $1.4 million during the same period of 2000. For the nine months ended August 31, 2001, the Company's net cash used in operations was $10.1 million, compared to $7.2 million for the same period in 2000. These increases are primarily reflective of Vasogen's net operating losses. The reasons for these higher operating losses are elaborated above. The burn rate for the current year is in line with the Company's operating plan, which reflects the expanded clinical development and research activity and higher costs associated with the Company's growing intellectual property portfolio. On an annualized basis, expenditures in 2001 are expected to increase by 40% over those incurred in 2000.

Although its current cash position is adequate, the Company may seek to access the public or private equity markets from time to time, even if it does not have an immediate need for additional capital at that time. Funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing, and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims, and competing technological and market developments. In the event that Vasogen needs to raise additional funds, the Company intends to do so through public or private financings, arrangements with corporate partners, and/or from other sources. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce, or eliminate one or more of its research and development programs.

RISKS AND UNCERTAINTIES
Vasogen has not had any significant changes to its risks and uncertainties from those that were disclosed in the Company's fiscal 2000 Management's Discussion and Analysis.

OUTLOOK
Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approval for indications in the U.S., Canada, and other jurisdictions, as well as the expansion of preclinical programs directed at further developing its product pipeline.

The Company may need to raise additional capital to fund operations over the long term. To commercialize its immune modulation therapy platform for a number of potential disease indications, the Company intends to enter into strategic alliances with established healthcare companies that have the marketing and distribution infrastructure necessary to support successful market introduction.